

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



08027236

SEC FILE NUMBER
8- 44466

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/07___ AND ENDING ___12/31/07___
                                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Heritage Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

    655 West Market Street
                      (No. and Street)

    Akron, Ohio 44303
        (City)   (State)   (Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
    Edgar G. Ingraham   330-535-0881
                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Laura J. MacDonald, CPA, Inc.
                  (Name – if individual, state last, first, middle name)

135 North Broadway, Medina OH 44256
  (Address)   (City)   (State)   (Zip Code)

MAR 2 4 2008

THOMSON
FINANCIAL

SEC
Mail Processing
Section

MAR 03 2008

Washington, DC
101

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Edgar G. Ingraham_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__American Heritage Securities, Inc._____ , as
of __December 31, 2007_____ , 20 __07____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__President_____
Title

_____
Notary Public

JOY D. YOHO
Notary Public - State of Ohio
My Commission Expires Dec. 17, 2012

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

-2-

AMERICAN HERITAGE SECURITIES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

Year Ended December 31, 2007

Laura J. MacDonald, CPA, Inc.
135 North Broadway
Medina, Ohio 44256

AMERICAN HERITAGE SECURITIES, INC.
FINANCIAL STATEMENTS
** AND SUPPLEMENTARY INFORMATION**
Year Ended December 31, 2007

LAURA J. MACDONALD
CPA, INC.
135 North Broadway - Medina, Ohio 44256
330.722.1944 - Fax 330.241.5090

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
American Heritage Securities, Inc.
Akron, Ohio

I have audited the accompanying Statement of Financial Condition of American Heritage Securities, Inc., Inc. (the Company) (an Ohio Corporation) as of December 31, 2007, and the related Statements of Income and Changes in Stockholder's Equity and of Cash Flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Heritage Securities, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

February 15, 2008

AMERICAN HERITAGE SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2007

ASSETS

CURRENT ASSETS

Cash	$ 105,351	
Receivables from clearing organizations	5,913	
Investments in marketable equity securities	86,162	
Current portion of note receivable from stockholder	18,210	
TOTAL CURRENT ASSETS		$ 215,636

PROPERTY AND EQUIPMENT

Furniture and fixtures	21,474	
Office equipment	12,580	
Vehicle	30,944	
		64,997
Less accumulated depreciation		(64,997)
		-

OTHER ASSETS

Note receivable from stockholder, less current portion	122,254	
Restricted escrow deposits	27,655	
Other deposits	2,510	
		152,419
TOTAL ASSETS		$ 368,055

Please refer to accompanying notes.

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES
Accrued expenses:

Commissions	$ 8,396	
Payroll and related taxes and witholdings	7,730	
Federal income taxes	655	
TOTAL CURRENT LIABILITIES		$ 16,781

STOCKHOLDER'S EQUITY

Common stock (15 shares authorized, issued and outstanding)	45,000	
Retained earnings	306,274	
TOTAL STOCKHOLDER'S EQUITY		351,274

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 368,055

AMERICAN HERITAGE SECURITIES, INC.
STATEMENT OF INCOME AND CHANGES
IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2007

NET SALES AND REVENUES			
Commissions	$ 161,704		
Management fees	99,934		
Realized and unrealized gains on investments	22,680		
Dividend and interest income	14,893		
Other revenue	35,145		
		$ 334,356	
COSTS AND EXPENSES			
Salaries, wages and other employment costs	206,518		
Occupancy and related expenses	33,836		
Office expenses	10,168		
Registration fees	1,885		
Other expenses	3,176		
		255,583	
NET INCOME BEFORE INCOME TAXES		78,773	
INCOME TAXES			
Federal income taxes	16,415		
State and local income taxes	5,493		
		21,908	
NET INCOME		56,865	
RETAINED EARNINGS, BEGINNING OF YEAR		299,255	
PRIOR PERIOD ADJUSTMENT		(14,846)	
CASH DIVIDENDS		(35,000)	
RETAINED EARNINGS, END OF YEAR		$ 306,274	

Please refer to accompanying notes.

AMERICAN HERITAGE SECURITIES, INC.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 56,865	
Adjustments to reconcile net income to net		
cash provided by operating activities:		
Depreciation of property and equipment	717	
Unrealized (gains) losses on investments	(22,680)	
(Increase) decrease in operating assets:		
Receivables from clearing organizations	(1,152)	
Deposits	(299)	
Increase (decrease) in liabilities:		
Accrued expenses	2,528	
NET CASH PROVIDED BY		
OPERATING ACTIVITIES		$ 35,979
CASH FLOWS FROM INVESTING ACTIVITIES		
Receipt of principal on notes receivable	17,324	
Sales of securities	25,000	
Capital expenditures	(717)	
NET CASH PROVIDED BY		
INVESTING ACTIVITIES		41,607
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends to shareholder		(35,000)
NET INCREASE IN CASH		42,586
CASH AT BEGINNING OF YEAR		62,765
CASH AT END OF YEAR		$ 105,351

Please refer to accompanying notes.

AMERICAN HERITAGE SECURITIES, INC.
NOTES TO FINANCIAL STATEMEMNTS
December 31, 2007

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

American Heritage Securities, Inc. (the Company) was incorporated in 1991 for the purpose of operating as a broker-dealer in securities. The Company operates as an introducing broker, whose services are limited to accepting customer orders. The Company has a business relationship with an independent clearing broker who is responsible for processing and settling customer transactions. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulation Authority (FINRA).

Accounting Basis

The accompanying financial statements have been prepared, in all material respects, in accordance with accounting principles generally accepted in the United States of America, as prescribed in the American Institute of Certified Public Accountants' Audit and Accounting Guide, *Brokers and Dealers in Securities.* The following information summarizes the accounting basis:

Receivables from Clearing Organizations
Receivables from clearing organizations are considered to be fully collectible; accordingly, no allowance for doubtful accounts is required.

Property and Equipement
Property and equipment are stated at cost. Renewals and betterments are capitalized. The costs of maintenance and repairs are charged to expense as incurred. Depreciation is computed using various accelerated methods over the following estimated useful lives:

Furniture and fixtures	3-5 years
Office equipment	3-5 years
Vehicles	5 years

Depreciation expense has been included in other expense in the accompanying Statement of Income and Changes in Stockholder's Equity.

Investments in Marketable Equity Securities

The Company determines the appropriate classification of its investments in equity securities at the time of purchase, in accordance with FAS 115; and reevaluates such determinations at each balance sheet date. As of December 31, 2007, all investments in equity securities were classified as held primarily for sale during the Company's normal operating cycle and have been reported at fair value, with unrealized gains and losses recognized in earnings. The fair value of substantially all securities is determined by quoted market prices. For purposes of determining realized gains and losses, the cost of securities sold is based on specific identification.

Restricted Escrow Deposits

Restricted escrow deposits consist of government bonds. These deposits are restricted in accordance with the Company's agreement with its independent clearing broker, who is responsible for processing and settling customer transactions. ·

AMERICAN HERITAGE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2007

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

For Federal income tax purposes, the Company is classified as a taxable corporation. Provisions for federal and state and local income taxes totaling $16,415 and $5,493 respectively, have been included in the accompanying Statement of Income and Changes in Stockholder's Equity. The Company has made estimated tax payments for the year ended December 31, 2007 totaling $15,760. Because there are no material differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, the entire tax provision is current.

Statement of Cash Flows

The Statement of Cash Flows is presented in accordance with Statement of Financial Accounting Standards No. 95. Cash payments for income taxes totaled $29,119 for the year ended December, 2007.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the amounts of assets, liabilities, revenues and expenses reported in the financial statements. Actual results could differ from those estimates.

NOTE 2 – NOTE RECEIVABLE FROM STOCKHOLDER

As of December 31, 2007, the Company had a note receivable from its sole stockholder totaling $140,464. This note bears interest at a rate of 5% per annum and is to be repaid to the Company in monthly installments of $2,068, including interest, through August, 2014. This note is secured by certain real property which the Company is leasing as office space. Future maturities of this note receivable are as follows:

Year Ended December 31,	Amount
2008	$18,210
2009	19,141
2010	20,121
2011	21,150
2012	22,232
Thereafter	39,610

NOTE 3 – MARKETABLE EQUITY SECURITIES

As discussed in Note 1, all investments in marketable equity securities have been valued at fair market value as of December 31, 2007, in accordance with the requirements of FAS 115. The composition of these securities as of December 31, 2007, is as follows:

	Cost	Fair Value
Equity Securities	$57,695	$86,162

Dividend and interest income, and unrealized gains on investments associated with marketable equity securities totaled $13,415 and $16,125, respectively, during the year ended December 31, 2007.

AMERICAN HERITAGE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2007

NOTE 4 – RETIREMENT PLAN

The Company adopted a defined contribution retirement plan during the year ended December 31, 2000. This Plan meets the requirements of a "Savings Incentive Match Plan for Employees" (SIMPLE), as defined by the Internal Revenue Service. Company contributions to the Plan totaled $1,556 for the year ended December 31, 2007.

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company shares office space and personnel with EGI Financial, Inc. (EGI). EGI is a related entity owned by the Company's sole stockholder. As compensation for this arrangement, the Company receives a management fee equal to 60% of EGI's operating revenue. During the year ended December 31, 2007, management fees from EGI totaled $99,934 and have been included in net sales and revenues in the accompanying Statement of Income and Stockholder's Equity.

The Company leases office space from its sole shareholder. Rent expenses for the year ended December 31, 2007 totaled $32,020 and have been included in "Occupancy and Related Expenses" in the accompanying Statement of Income and Changes in Stockholder's Equity.

NOTE 6 - CONCENTRATIONS

The Company maintains its cash in various bank deposit accounts, which at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At December 31, 2007, bank deposits exceeded federally insured limits by approximately $19,000.

NOTE 7 – INDEMNIFICATIONS

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will be required to make significant payments under these arrangements and therefore, no contingent liability has been recorded in the accompanying financial statements.

NOTE 8 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1). At December 31, 2007, the Company had net capital of $168,855, which was $163,855 in excess of its required net capital of $5,000.

NOTE 9 – PRIOR PERIOD ADJUSTMENT

Retained earnings as of January 1, 2007 has been restated from $299,255 to $284,409. The difference of $14,846 represents an adjustment to accumulated depreciation for a fully depreciated vehicle.

SUPPLEMENTARY INFORMATION

LAURA J. MACDONALD
CPA, INC.
135 North Broadway - Medina, Ohio 44256
330.722.1944 - Fax 330.241.5090

**INDEPENDENT AUDITOR'S REPORT
ON SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION**

To the Board of Directors
American Heritage Securities, Inc.
Akron, Ohio

I have audited the accompanying financial statements of American Heritage Securities, Inc., as of and for the year ended December 31, 2007, and have issued my report thereon dated February 15, 2008. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 15, 2008

AMERICAN HERITAGE SECURITIES, INC.
SUPPLEMENTARY INFORMATION
SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2007

NET CAPITAL

Total stockholder's equity	$ 351,274	
Deduct stockholder's equity not allowable for net capital	-	
TOTAL STOCKHOLDER'S EQUITY QUALIFIED FOR NET CAPITAL		$ 351,274

DEDUCTIONS AND/OR CHARGES:

Non-allowable assets from the Statement of Financial Condition:		
Note receivable from Stockholder	140,464	
Unallowable portion of restricted escrow deposit	25,000	
Deposits	2,510	
TOTAL DEDUCTIONS AND/OR CHARGES		167,974
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		183,300

HAIRCUTS ON SECURITIES

Trading and investment securities		(14,445)
NET CAPITAL		168,855

COMPUTATION OF AGGREGATE INDEBTEDNESS:

Liabilities included in the Statement of Financial Condition:		
Accrued expenses	16,781	
TOTAL AGGREGATE INDEBTEDNESS	$ 16,781	

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6.66% of aggregate indebtedness)	$ 1,118	
Minimum dollar net capital requirement of broker/dealer	5,000	
NET CAPITAL REQUIREMENT		5,000
EXCESS NET CAPITAL		163,855
EXCESS NET CAPITAL AT 1000% (net capital less 10% of aggregate indebtedness)		$ 167,177

Please refer to accompanying notes.

AMERICAN HERITAGE SECURITIES, INC.
SUPPLEMENTARY INFORMATION
SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
 OF THE SECURITIES AND EXCHANGE COMMISSION
 (Continued)
December 31, 2007

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL
 (included in Part IIA of Form 17a-5(a) (unaudited) FOCUS report
 for the quarter ended December 31, 2007

Net capital as reported on unaudited FOCUS report for the quarter ended December 31, 2007	$	193,855
Unallowable asset previously reported as allowable: Unallowable portion of restricted escrow deposit		(25,000)
NET CAPITAL PER AUDIT REPORT	$	168,855

Please refer to accompanying notes.

AMERICAN HERITAGE SECURITIES, INC.
SUPPLEMENTARY INFORMATION
SCHEDULE II
COMPUTATION FOR DETERMINATION OF
 RESERVE REQUIREMENTS UNDER
  RULE 15c3-3 OF THE SECURITIES
  AND EXCHANGE COMMISSION
December 31, 2007

Schedule II is not applicable. American Heritage Securities has claimed an exemption from rule 15c3-3 under Section (k)(2)(ii). All customer transactions are cleared through First Clearing, LLC, on a fully disclosed basis.

Please refer to accompanying notes.

AMERICAN HERITAGE SECURITIES, INC.
SUPPLEMENTARY INFORMATION
SCHEDULE III
INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES
AND EXCHANGE COMMISSION
December 31, 2007

Schedule III is not applicable. American Heritage Securities has claimed an exemption from rule 15c3-3 under Section (k)(2)(ii). All customer transactions are cleared through First Clearing, LLC, on a fully disclosed basis.

Please refer to accompanying notes.

LAURA J. MACDONALD
CPA, INC.
135 North Broadway - Medina, Ohio 44256
330.722.1944 - Fax 330.241.5090

**INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL REQUIRED BY
SECURITIES AND EXCHANGE COMMISSION
RULE 17a-5(g)(1) FOR A BROKER-DEALER
CLAIMING AN EXEMPTION FROM RULE 15c3-3**

To the Board of Directors
American Heritage Securities, Inc.
Akron, Ohio

In planning and performing my audit of the financial statements of American Heritage Securities, Inc. (the Company), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and for the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors
February 15, 2008
Page 2

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 15, 2008

END